Buenos Aires, November 27th, 2018

To:

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Sale of equity ownership at Oleoductos del Valle S.A.

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to comply with regulations as per section 2, Chapter I Title XII (T.O. 2013) of the Comisión Nacional de Valores.

In that order, I inform that, with regard to the relevant event published on November 2nd, 2018 and after duly meeting all precedent conditions the transaction was subject to, today the Company carried out the closing of the sale to ExxonMobil Exploration Argentina S.R.L. (the “Purchaser”) of the direct share ownership of 21% at Oleoductos del Valle S.A. (“Oldelval”), therefore Pampa still holding a 2.1% direct stake at Oldelval. As informed in due course, the price paid by the Purchaser was US$36,400,000.

Sincerely,

Victoria Hitce

Head of Market Relations

Pampa Energía S.A.